PHANTOM FIBER CORPORATION
144 Front Street, Suite 580
Toronto, Ontario, Canada M5J 2L7

April 25, 2006

VIA EDGAR AND
FACSIMILE (202) 772-9218
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Jones, Esq.

Re:	Phantom Fiber Corporation
Registration Statement on Form SB-2
File No. 333-131808

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phantom Fiber Corporation (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 10:00 am, Eastern Time, on Friday, April 28, 2006, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Phantom Fiber Corporation

By: /s/ Jeffrey Halloran
Name: Jeffrey T. Halloran
Title: Chief Executive Officer